January 31, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Perry Hindin

RE:	Rovi Corporation

Registration Statement on Form S-4

Filed January 14, 2011

File No. 333-171706

Schedule TO-T

Filed January 14, 2011

File No. 005-49461

Ladies and Gentlemen:

In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated January 24, 2011 with respect to the above-referenced filings, Rovi Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below in bold face type for each comment.

Registration Statement on Form S-4

How many shares of Sonic common stock are you offering to purchase? page 2

1. We note the disclosure on the top of page 2 and in the third paragraph on page 10 regarding Rovi and Purchaser’s discretion to convert what is currently an offer to purchase all of the outstanding shares of Sonic common stock into an offer to purchase a lesser number of shares of Sonic common stock that would, following the purchase of shares in the reduced offer, result in Rovi and its subsidiaries owning 49.9% of the then outstanding shares of Sonic common stock. The disclosure also indicates that Rovi and Purchaser would purchase that number of shares representing such “reduced purchase amount” on a pro rata basis based on the shares actually deposited in the offer. Based on conversations with Rovi’s counsel, it is the Staff’s understanding that Rovi and Purchaser would make such election and purchase the reduced purchase amount shortly following expiration of the offer. Please note that such election constitutes a decrease in the percentage of the shares of Sonic common stock sought and requires that the tender offer remain open at least ten business days from the date that notice of such decrease is first published, sent or given to security holders. Please refer to Exchange Act Rule 14e-l(b). Please also note that if, following the date such notice is first published, sent or given to holders, more share are tendered than the reduced purchase amount, the bidders may not purchase shares in excess of the reduced purchase amount without further complying with the requirements of Rule 14e-l (b). Please confirm your understanding and revise your disclosure accordingly.

In response to the Staff’s comment, the Company confirms its understanding and has modified the disclosure accordingly, on pages 2, 10 and 47.

Summary Selected Consolidated Historical Financial Data of Rovi, page 17

2. We note that the registrant has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(5). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

In response to the Staff’s comment, the Company has provided the information required by Item 1010(c)(5), and has provided additional summary information consistent with the instructions cited, on pages 18, 19 and 22.

Cautionary Statement…, page 135

3. We note the disclaimer regarding the Rovi’s obligation to update any forward-looking statements. This disclaimer is inconsistent with its obligations under Exchange Act Rule 14d-3(b)(I) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the offer to purchase.

In response to the Staff’s comment, the Company has revised the disclaimer on page 137.

Please do not hesitate to contact me via telephone at (650) 843-5055 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley LLP

By:	/s/ Jon E. Gavenman
Jon E. Gavenman

cc:	James Budge, Rovi Corporation
Stephen Yu, Rovi Corporation